Exhibit 99.1

Ostin Technology Group Announces Pricing of $5.0 million Registered Direct Offering

Nanjing, China, Apr. 15, 2025 (GLOBE NEWSWIRE) -- Ostin Technology Group Co., Ltd. (“the Company”) (Nasdaq: OST), a leading supplier of display modules and polarizers based in China, today announced that it has entered into a securities purchase agreement with several investors for the purchase and sale of (i) 9,090,908 Class A ordinary shares (the “Class A Ordinary Shares”), par value $0.001 per share, of the Company; and (ii) Class A Ordinary Share purchase warrants to purchase up to 90,909,080 Class A Ordinary Shares (the “Warrants”); and (iii) up to 90,909,080 Class A Ordinary Shares issuable upon exercise of the Warrants. Each Class A Ordinary Share is being sold together with two associated Warrants, each to purchase one Class A Ordinary Share at a combined offering price of $0.55 per Class A Ordinary Share and associated Warrants.

The Warrants have an exercise price of $0.8 per Class A Ordinary Share, which will be immediately exercisable after issuance, and will expire two years from the date of issuance. The Warrants may be exercised on an alternative basis after one-month anniversary after the issuance pursuant to which the holder may exercise the Warrant for 0.9 times the number of Class A Ordinary Shares they would receive upon a standard exercise.

Aggregate gross proceeds to the Company in respect of the offering (assuming no exercise of the Warrants) is expected to be approximately $5.0 million, before deducting other offering expenses payable by the Company. The offering was closed on April 15, 2025.

The Class A Ordinary Shares, the Warrants and the Class A Ordinary Shares underlying the Warrants to be issued in the offering were issued pursuant to a shelf registration statement on Form F-3 (File No. 333-279177), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on May 28, 2024. The offering will be made only by means of a prospectus supplement that forms part of such registration statement. A prospectus supplement relating to the securities offered in the registered direct offering will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Ostin Technology Group Co., Ltd.

Founded in 2010, the Company is a supplier of display modules and polarizers in China. The Company designs, develops, and manufactures TFT-LCD display modules in a wide range of sizes and customized sizes which are mainly used in consumer electronics, outdoor LCD displays, and automotive displays. The Company also manufactures polarizers used in the TFT-LCD display modules.

For more information, please visit http://ostin-technology.com/index.html

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions, and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s forecast on market trends; the Company’s future business development; the demand for and market acceptance for new products; expectation to receive customer orders for new products; the anticipated timing for the marketing and sales of new products; changes in technology; the Company’s ability to attract and retain skilled professionals; client concentration; and general economic conditions affecting the Company’s industry and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Ostin Technology Group Co., Ltd.
ir@austinelec.com

Investor Relations:

Janice Wang
Wealth Financial Services LLC
Phone: +86 13811768599 +1 628 283 9214
Email: services@wealthfsllc.com